ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Net sales	2,477	2,332	6	6	9,836	9,370	5	6
Gross profit	1,385	1,290	7	7	5,512	5,247	5	7
Operating income	395	208	90	90	1,413	1,039	36	44
Operating margin (%)	15.9	8.9			14.4	11.1
Net income	284	427	(33)	(34)	1,018	974	5	11
Basic earnings per share ($)(2)	0.57	0.87	(34)	(34)	2.06	1.98	4	11
Diluted earnings per share ($)(2)	0.57	0.86	(34)	(34)	2.05	1.96	5	11

Core results (non-IFRS measure)(1)
Core operating income	498	440	13	13	2,027	1,849	10	14
Core operating margin (%)	20.1	18.9			20.6	19.7
Core net income	359	345	4	3	1,515	1,360	11	16
Core basic earnings per share ($)(2)	0.73	0.70	4	3	3.06	2.76	11	16
Core diluted earnings per share ($)(2)	0.72	0.70	3	3	3.05	2.74	11	16
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Surgical
Implantables	456	438	4	2	1,775	1,703	4	6
Consumables	738	688	7	7	2,861	2,719	5	6
Equipment/other	229	226	1	2	886	892	(1)	1
Total Surgical	1,423	1,352	5	5	5,522	5,314	4	5

Vision Care
Contact lenses	638	579	10	11	2,609	2,400	9	10
Ocular health	416	401	4	2	1,705	1,656	3	4
Total Vision Care	1,054	980	8	7	4,314	4,056	6	7
Net sales	2,477	2,332	6	6	9,836	9,370	5	6
(1)    Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Fourth quarter
Surgical
Surgical net sales were $1.4 billion, an increase of 5% on a reported and constant currencies basis.
•Implantables net sales were $456 million, an increase of 4%. Excluding favorable currency impacts of 2%, Implantables net sales increased 2% in constant currencies. Growth was led by advanced technology intraocular lenses ("ATIOLs") in international markets. This growth was partially offset by slower market conditions and competitive pressures in the United States.
•Consumables net sales were $738 million, an increase of 7% on a reported and constant currencies basis, driven by vitreoretinal and cataract consumables, including price increases.
•Equipment/other net sales were $229 million, an increase of 1%. Excluding unfavorable currency impacts of 1%, Equipment/other net sales increased 2% in constant currencies as the prior year period benefited from strong demand for equipment in international markets.
Vision Care
Vision Care net sales were $1.1 billion, an increase of 8%. Excluding favorable currency impacts of 1%, Vision Care net sales increased 7% in constant currencies.
•Contact lenses net sales were $638 million, an increase of 10%, driven by product innovation, including our toric and multifocal modalities, and price increases. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 11% in constant currencies.
•Ocular health net sales were $416 million, an increase of 4%. Excluding favorable currency impacts of 2%, Ocular health net sales increased 2% in constant currencies, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. This growth was partially offset by declines in contact lens care and an impact of approximately 1% following the divestiture and out-licensing of rights to certain eye drops in China.

Full year
Surgical
Surgical net sales were $5.5 billion, an increase of 4%. Excluding unfavorable currency impacts of 1%, Surgical net sales increased 5% in constant currencies.
•Implantables net sales were $1.8 billion, an increase of 4%. Excluding unfavorable currency impacts of 2%, Implantables net sales increased 6% in constant currencies. Growth was led by ATIOLs in international markets, partially offset by slower market conditions and competitive pressures in the United States.
•Consumables net sales were $2.9 billion, an increase of 5%, driven by vitreoretinal and cataract consumables, including price increases. Excluding unfavorable currency impacts of 1%, Consumables net sales increased 6% in constant currencies.
•Equipment/other net sales were $886 million, a decrease of 1%. Excluding unfavorable currency impacts of 2%, Equipment/other net sales increased 1% in constant currencies as the prior year period benefited from strong demand for equipment in international markets.
Vision Care
Vision Care net sales were $4.3 billion, an increase of 6%. Excluding unfavorable currency impacts of 1%, Vision Care net sales increased 7% in constant currencies.
•Contact lenses net sales were $2.6 billion, an increase of 9%, driven by product innovation, including our toric and multifocal modalities, and price increases. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 10% in constant currencies.
•Ocular health net sales were $1.7 billion, an increase of 3%, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. Growth was partially offset by a decline of 2% due to contact lens care. The prior year period benefited from the recovery from supply chain challenges. Excluding unfavorable currency impacts of 1%, Ocular health net sales increased 4% in constant currencies.

Operating income

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,093)	(1,049)	(4)	(4)	(4,328)	(4,141)	(5)	(5)
Gross profit	1,385	1,290	7	7	5,512	5,247	5	7
Gross margin (%)	55.9	55.3			56.0	56.0
Selling, general & administration	(802)	(794)	(1)	(1)	(3,250)	(3,209)	(1)	(2)
Research & development	(232)	(208)	(12)	(12)	(876)	(828)	(6)	(6)
Other income	61	6	nm	nm	77	80	(4)	(2)
Other expense	(17)	(86)	80	80	(50)	(251)	80	80
Operating income	395	208	90	90	1,413	1,039	36	44
Operating margin (%)	15.9	8.9			14.4	11.1

Core results (non-IFRS measure)(1)
Core gross profit	1,552	1,448	7	7	6,177	5,917	4	6
Core gross margin (%)	62.7	62.1			62.8	63.1
Core operating income	498	440	13	13	2,027	1,849	10	14
Core operating margin (%)	20.1	18.9			20.6	19.7
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Operating income was $395 million (+90%,+90% cc), compared to $208 million in the prior year period. Operating margin increased 7.0 percentage points. Operating margin in the current year period included a $57 million net gain related to the divestment of certain product rights in China. The prior year period included $57 million of costs for the transformation program, which was completed in the fourth quarter of 2023, and $21 million of integration related expenses. Gross margin increased 0.6 percentage points reflecting favorable product mix and manufacturing efficiencies in Vision Care, partially offset by an increase in inventory provisions in Surgical. The current year period had improved operating leverage in selling, general and administration expenses from higher sales, partially offset by higher investment in research and development in Surgical. Excluding a negative 0.1 percentage point impact from currency, operating margin increased 7.1 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $103 million, mainly due to $169 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China. Adjustments to arrive at core operating income in the prior year period were $232 million, mainly due to $167 million of amortization, $57 million of transformation costs and $21 million of integration related expenses.
Core operating income was $498 million (+13%, +13% cc), compared to $440 million in the prior year period. Core operating margin increased 1.2 percentage points. Core gross margin increased 0.6 percentage points reflecting favorable product mix and manufacturing efficiencies in Vision Care, partially offset by an increase in inventory provisions in Surgical. Core operating margin included improved operating leverage in selling, general and administration expenses from higher sales, partially offset by higher investment in research and development in Surgical. Excluding a negative 0.1 percentage point impact from currency, core operating margin increased 1.3 percentage points on a constant currencies basis.

Full year
Operating income was $1.4 billion (+36%, +44% cc), compared to $1.0 billion in the prior year period. Operating margin increased 3.3 percentage points. Current year operating margin included a $57 million net gain related to the divestment of certain product rights in China. The prior year period included $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition. Gross margin percentage was in line with the prior year period as favorable product mix and manufacturing efficiencies in Vision Care and the favorable impact of consistent intangible amortization expense were offset by higher costs of inventory in Surgical and significantly higher inventory provisions in Vision Care in the second quarter of 2024 due to a supplier-related quality issue which resulted in a negative impact of $30 million or 0.3 percentage points. The current year had improved operating leverage in selling, general and administration expenses from higher sales. Excluding a negative 0.6 percentage point impact from currency, operating margin increased 3.9 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $614 million, mainly due to $667 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China. Adjustments to arrive at core operating income in the prior year period were $810 million, mainly due to $675 million of amortization, $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.
Core operating income was $2.0 billion (+10%, +14% cc), compared to $1.8 billion in the prior year period. Core operating margin increased 0.9 percentage points. Core gross margin decreased 0.3 percentage points reflecting higher costs of inventory in Surgical and significantly higher inventory provisions in Vision Care in the second quarter of 2024 due to a supplier-related quality issue which resulted in a negative impact of $30 million or 0.3 percentage points, partially offset by favorable product mix and manufacturing efficiencies in Vision Care. Core operating margin benefited from improved operating leverage in selling, general and administration expenses from higher sales. Excluding a negative 0.5 percentage points impact from currency, core operating margin increased 1.4 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Surgical segment contribution	347	344	1	—	1,467	1,454	1	5
As % of net sales	24.4	25.4			26.6	27.4
Vision Care segment contribution	260	188	38	39	962	777	24	27
As % of net sales	24.7	19.2			22.3	19.2
Not allocated to segments	(212)	(324)	35	35	(1,016)	(1,192)	15	15
Operating income	395	208	90	90	1,413	1,039	36	44
Core adjustments (non-IFRS measure)(1)	103	232			614	810
Core operating income (non-IFRS measure)(1)	498	440	13	13	2,027	1,849	10	14
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Surgical
Surgical segment contribution was $347 million (+1%, 0% cc), compared to $344 million in the prior year period. Segment contribution margin decreased 1.0 percentage points, primarily due to higher investment in research and development and an increase in inventory provisions, partially offset by improved operating leverage in selling, general & administration expenses from higher sales. Excluding a positive 0.2 percentage point impact from currency, segment contribution margin decreased 1.2 percentage points on a constant currencies basis.
Vision Care
Vision Care segment contribution was $260 million (+38%, +39% cc), compared to $188 million in the prior year period. Segment contribution margin increased 5.5 percentage points, primarily due to improved operating leverage in selling, general & administration expenses from higher sales, favorable product mix and manufacturing efficiencies. Excluding a negative 0.3 percentage point impact from currency, segment contribution margin increased 5.8 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $212 million (+35%, +35% cc), compared to $324 million in the prior year period. The current year period included a $57 million net gain related to the divestment of certain product rights in China. The prior year included $57 million of transformation costs and $21 million of integration related expenses.
Full year
Surgical
Surgical segment contribution was $1.5 billion (+1%, +5% cc), in line with the prior year period. Segment contribution margin decreased 0.8 percentage points, primarily due to higher costs of inventory and higher investment in research and development, partially offset by improved operating leverage from selling, general & administration expenses from higher sales. Excluding a negative 0.6 percentage point impact from currency, segment contribution margin decreased 0.2 percentage points on a constant currencies basis.

Vision Care
Vision Care segment contribution was $962 million (+24%, +27% cc), compared to $777 million in the prior year period. Segment contribution margin increased 3.1 percentage points, primarily due to improved operating leverage from higher sales and favorable product mix and manufacturing efficiencies. Segment contribution margin growth was partially offset by significantly higher inventory provisions due to a supplier-related quality issue in the second quarter of 2024, which resulted in a negative impact of $30 million or 0.7 percentage points to segment contribution. Excluding a negative 0.4 percentage point impact from currency, segment contribution margin increased 3.5 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $1.0 billion (+15%, +15% cc), compared to $1.2 billion in the prior year period. The current year period included a $57 million net gain related to the divestment of certain product rights in China. The prior year period included $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.

Non-operating income & expense

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2024	2023	$	cc(1) (non-IFRS measure)

Operating income	395	208	90	90	1,413	1,039	36	44
Interest expense	(48)	(47)	(2)	(3)	(192)	(189)	(2)	(2)
Other financial income & expense	9	7	29	34	43	(18)	nm	nm
Share of (loss) from associated companies	(7)	—	nm	nm	(8)	—	nm	nm
Income before taxes	349	168	108	107	1,256	832	51	61
Taxes	(65)	259	nm	nm	(238)	142	nm	nm
Net income	284	427	(33)	(34)	1,018	974	5	11
Basic earnings per share ($)(2)	0.57	0.87	(34)	(34)	2.06	1.98	4	11
Diluted earnings per share ($)(2)	0.57	0.86	(34)	(34)	2.05	1.96	5	11

Core results (non-IFRS measure)(1)
Core taxes	(93)	(55)	(69)	(71)	(355)	(282)	(26)	(31)
Core net income	359	345	4	3	1,515	1,360	11	16
Core basic earnings per share ($)(2)	0.73	0.70	4	3	3.06	2.76	11	16
Core diluted earnings per share ($)(2)	0.72	0.70	3	3	3.05	2.74	11	16
nm = not meaningful
(1) Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)    Per share amounts may not add across quarters due to rounding.
Fourth quarter
Interest expense
Interest expense was $48 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $9 million, broadly in line with the prior year period.
Share of (loss) from associated companies
Share of (loss) from associated companies was $7 million in the current year period following an increase in Alcon's investment in associated companies compared to the prior year period.
Taxes
Tax expense was $65 million, compared to a tax benefit of $259 million in the prior year period. The average tax rate in the current year period was 18.6%, primarily due to the tax effect of a reduction of inventory in certain international markets and the mix of pre-tax income/(loss) across geographical tax jurisdictions. The tax benefit in the prior year period was primarily driven by a $263 million discrete tax benefit associated with a long-term agreement with Swiss tax authorities in the fourth quarter of 2023 for the deductibility of a statutory expense in Switzerland (the "2023 Swiss Tax Agreement") and a net benefit of $13 million from other discrete tax items.
Adjustments to arrive at core tax expense in the current year period were $28 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $314 million, primarily due to a $263 million discrete tax benefit for the 2023 Swiss Tax Agreement and $45 million for the tax effect associated with operating income core adjustments.
Core tax expense was $93 million, compared to $55 million in the prior year period. The average core tax rate was 20.6%, compared to 13.8% in the prior year period. The increase in average core tax rate is primarily driven by the tax effect of a reduction of inventory in certain international markets and discrete tax benefits in the prior year period, partially offset by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions.
Net income and earnings per share
Net income was $284 million, compared to $427 million in the prior year period, primarily due to tax expense in the current year period compared to a tax benefit in the prior year period, partially offset by higher operating income. The associated basic and diluted earnings per share were $0.57, compared to basic and diluted earnings per share of $0.87 and $0.86, respectively, in the prior year period.
Core net income was $359 million, compared to $345 million in the prior year period, primarily due to higher core operating income, partially offset by higher core tax expense. The associated core basic and diluted earnings per share were $0.73 and $0.72, respectively, compared to core basic and diluted earnings per share of $0.70 in the prior year period.
Full year
Interest expense
Interest expense was $192 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $43 million, compared to a net expense of $18 million in the prior year period. The change was primarily driven by an increase in interest income and lower foreign currency exchange losses.
Share of (loss) from associated companies
Share of (loss) from associated companies was $8 million in the current year period following an increase in Alcon's investment in associated companies compared to the prior year period.
Taxes
Tax expense was $238 million, compared to a tax benefit of $142 million in the prior year period. The average tax rate in the current year period was 18.9%, primarily due to the mix of pre-tax income/(loss) across geographical tax jurisdictions and a net benefit of $9 million from discrete tax items. The tax benefit in the prior year period was primarily driven by a $263 million discrete tax benefit associated the 2023 Swiss Tax Agreement and a net benefit of $36 million from other discrete tax items.
Adjustments to arrive at core tax expense in the current year period were $117 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $424 million, primarily due to $263 million for the 2023 Swiss Tax Agreement and $155 million for the tax effect associated with operating income core adjustments.
Core tax expense was $355 million, compared to $282 million in the prior year period. The average core tax rate was 19.0%, compared to 17.2% in the prior year period. The increase in average core tax rate is primarily driven by lower discrete tax benefits, partially offset by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions.
Net income and earnings per share
Net income was $1.0 billion, compared to $974 million in the prior year period, primarily due to higher operating income and a net benefit in other financial income & expense, partially offset by tax expense in the current year period compared to a tax benefit in the prior year period. The associated basic and diluted earnings per share were $2.06 and $2.05, respectively, compared to basic and diluted earnings per share of $1.98 and $1.96, respectively, in the prior year period.
Core net income was $1.5 billion, compared to $1.4 billion in the prior year period, primarily due to higher core operating income and a net benefit in other financial income & expense, partially offset by higher core tax expense. The associated core basic and diluted earnings per share were $3.06 and $3.05, respectively, compared to core basic and diluted earnings per share of $2.76 and $2.74, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $2.1 billion in 2024, compared to $1.4 billion in the prior year period. The current year includes increased collections associated with higher sales and lower transformation payments following completion of the transformation program in the fourth quarter of 2023, partially offset by higher associate short-term incentive payments, higher taxes paid due to the timing of payments and increased profitability and increased payments for operating expenses, including investment in research and development. The prior period included a cash outflow for settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc. ("JJSVI"). Both periods were impacted by changes in net working capital, with the prior year period including a significantly higher build of inventories.
Changes in net working capital in the current year were mainly driven by increases in trade receivables and inventories and the net change in other operating liabilities. The increase in trade receivables was primarily due to new receivables from higher sales outpacing collections. The increase in inventories was primarily to meet expected upcoming demand. The net change in other operating liabilities was primarily due to the impact of annual short-term incentive payments.
Changes in net working capital in the prior year period were mainly driven by increases in inventories and trade receivables and a decrease in trade payables, partially offset by the net change in other operating liabilities. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The decrease in trade payables was primarily driven by the timing of payments. The net change in other operating liabilities was primarily driven by higher accruals for short-term incentive benefits. Refer to Note 8 to the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.2 billion in 2024, compared to $1.1 billion in the prior year period. Cash outflows in the current year period primarily include capital expenditures, purchases of software and other intangible assets, investments in associated companies, purchase of time deposits, payments for financial assets measured at fair value through other comprehensive income ("FVOCI"), and the acquisition of BELKIN Vision Ltd. ("BELKIN"). Refer to Notes 12 and 11 to the Condensed Consolidated Interim Financial Statements for additional information on the investments in associated companies and BELKIN acquisition, respectively.
Cash outflows in the prior year period included capital expenditures, payments for financial assets and purchases of intangible assets. Payments for financial assets primarily included a long-term note receivable related to new financing arrangements with Lifecore Biomedical, Inc. and certain of its affiliates (collectively, "Lifecore") in the second quarter of 2023 and long-term financial investments measured at FVOCI. Purchases of intangible assets primarily included intellectual property licenses.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $322 million in 2024, compared to $211 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments, net payments related to certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from local debt facilities.
Free cash flow (non-IFRS measure)
Free cash flow amounted to $1.6 billion in 2024, compared to $730 million in the prior year period, due to increased cash flows from operating activities and a decrease in capital expenditures.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Balance sheet
Assets
Total non-current assets were $24.0 billion as of December 31, 2024, in line with December 31, 2023. Other non-current assets increased $296 million primarily due to investments in associated companies. Financial assets increased $135 million primarily due to additions to long-term financial investments measured at FVOCI, partially offset by a transfer to Other non-current assets for investments in associated companies. Right-of-use assets increased $95 million primarily due to renewals of certain existing leases, partially offset by amortization. Intangible assets other than goodwill decreased $473 million primarily due to recurring amortization, partially offset by additions related to the BELKIN acquisition and purchases of software and other intangible assets.
Total current assets were $6.3 billion as of December 31, 2024, an increase of $662 million when compared to $5.6 billion as of December 31, 2023. Cash and cash equivalents increased $582 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Current assets also include time deposits purchased during the third quarter of 2024 with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $153 million as of December 31, 2024. Inventories decreased $54 million primarily due to foreign currency translation effects, partially offset by increases to meet upcoming demand.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2024, a decrease of $76 million when compared to $6.6 billion as of December 31, 2023. Financial debts decreased $138 million primarily due to the movement of local debt facility balances to current financial debts and foreign currency translation effects on the EUR denominated Series 2028 Notes. Deferred tax liabilities decreased $73 million primarily due to the recurring amortization of intangible assets. Lease liabilities increased $94 million primarily due to renewals of certain existing leases, partially offset by payments. Provisions and other non-current liabilities increased $41 million primarily due an increase in deferred income resulting from an out-licensing agreement in China, as described in Note 11 to the Condensed Consolidated Interim Financial Statements.
Total current liabilities were $2.3 billion as of December 31, 2024, a decrease of $120 million when compared to $2.4 billion as of December 31, 2023. Provisions and other current liabilities decreased $111 million primarily due to foreign currency translation effects, payments related to the transformation program and a decrease in accrued expenses and other payables. Current financial debts increased $42 million primarily due to the movement of local debt facility balances from non-current financial debts, partially offset by net payments of certain local debt facilities.
Equity
Equity was $21.6 billion as of December 31, 2024, an increase of $929 million when compared to $20.6 billion as of December 31, 2023.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $2.8 billion as of December 31, 2024 decreased $841 million compared to $3.6 billion as of December 31, 2023. Alcon's liquidity amounted to $1.8 billion as of December 31, 2024, compared to $1.1 billion as of December 31, 2023. Total financial debt amounted to $4.6 billion as of December 31, 2024, compared to $4.7 billion as of December 31, 2023.
The average maturity of financial debts outstanding as of December 31, 2024 is 9.8 years, and 98% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of December 31, 2024 and February 25, 2025.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional Considerations
Share repurchase authorization
On February 25, 2025, the Alcon Board of Directors authorized the repurchase of up to $750 million of the Company’s common shares. The shares to be acquired will be held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period, but may be suspended or discontinued at any time.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended December 31		Twelve months ended December 31
($ millions except earnings per share)	Note	2024	2023	2024	2023
Net sales	3	2,477	2,332	9,836	9,370
Other revenues	3	25	20	75	85
Net sales and other revenues		2,502	2,352	9,911	9,455
Cost of net sales		(1,093)	(1,049)	(4,328)	(4,141)
Cost of other revenues		(24)	(13)	(71)	(67)
Gross profit		1,385	1,290	5,512	5,247
Selling, general & administration		(802)	(794)	(3,250)	(3,209)
Research & development		(232)	(208)	(876)	(828)
Other income		61	6	77	80
Other expense		(17)	(86)	(50)	(251)
Operating income		395	208	1,413	1,039
Interest expense		(48)	(47)	(192)	(189)
Other financial income & expense		9	7	43	(18)
Share of (loss) from associated companies	12	(7)	—	(8)	—
Income before taxes		349	168	1,256	832
Taxes		(65)	259	(238)	142
Net income		284	427	1,018	974

Earnings per share ($)
Basic		0.57	0.87	2.06	1.98
Diluted		0.57	0.86	2.05	1.96

Weighted average number of shares outstanding (millions)
Basic	4	494.7	493.3	494.4	493.0
Diluted	4	498.1	496.4	497.5	496.5
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023

Net income	284	427	1,018	974
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(141)	48	(116)	25
Total of items to eventually recycle	(141)	48	(116)	25
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	13	(38)	14	(30)
Fair value adjustments on equity investments, net of taxes(3)	(34)	1	36	(5)
Total of items never to be recycled	(21)	(37)	50	(35)
Total comprehensive income	122	438	952	964
(1)Amount is net of tax benefit of $2 million for three months ended December 31, 2024. Amount is net of tax expense of $1 million for the three months ended December 31 2023. Amounts are net of tax benefit of $1 million for the twelve months ended December 31, 2024 and 2023.
(2)Amount is net of tax expense of $3 million for the three months ended December 31, 2024. Amount is net of tax benefit of $11 million for the three months ended December 31, 2023. Amount is net of tax expense of $5 million for the twelve months ended December 31, 2024. Amount is net of tax benefit of $8 million for the twelve months ended December 31, 2023.
(3)Amount is net of tax benefit of $7 million for the three months ended December 31, 2024. Amount is net of tax expense of $2 million for three months ended December 31 2023. Amounts are net of tax expense of $16 million and $3 million for the twelve months ended December 31, 2024 and 2023, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	December 31, 2024	December 31, 2023
Assets
Non-current assets
Property, plant & equipment		4,389	4,369
Right-of-use assets		449	354
Goodwill		8,946	8,926
Intangible assets other than goodwill	5	8,587	9,060
Deferred tax assets		421	443
Financial assets	7	652	517
Other non-current assets		594	298
Total non-current assets		24,038	23,967
Current assets
Inventories		2,268	2,322
Trade receivables		1,736	1,770
Income tax receivables		23	34
Cash and cash equivalents		1,676	1,094
Time deposits	7	153	—
Other current assets		453	427
Total current assets		6,309	5,647
Total assets		30,347	29,614

Equity and liabilities
Equity
Share capital		20	20
Reserves		21,533	20,604
Total equity		21,553	20,624
Liabilities
Non-current liabilities
Financial debts	6	4,538	4,676
Lease liabilities		429	335
Deferred tax liabilities		724	797
Provisions & other non-current liabilities		825	784
Total non-current liabilities		6,516	6,592
Current liabilities
Trade payables		773	811
Financial debts	6	105	63
Lease liabilities		68	71
Current income tax liabilities		104	114
Provisions & other current liabilities		1,228	1,339
Total current liabilities		2,278	2,398
Total liabilities		8,794	8,990
Total equity and liabilities		30,347	29,614
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2023	20	19,673	(33)	67	(50)	(16)	19,677
Net income		974				—	974
Other comprehensive income/(loss)			(5)	(30)	25	(10)	(10)
Total comprehensive income	—	974	(5)	(30)	25	(10)	964
Dividends		(117)				—	(117)
Equity-based compensation		86				—	86
Other movements(2)		8	6			6	14
Total other movements	—	(23)	6	—	—	6	(17)
Balance as of December 31, 2023	20	20,624	(32)	37	(25)	(20)	20,624
Net income		1,018				—	1,018
Other comprehensive income/(loss)			36	14	(116)	(66)	(66)
Total comprehensive income	—	1,018	36	14	(116)	(66)	952
Dividends		(131)				—	(131)
Equity-based compensation		110				—	110
Other movements(2)		67	(69)			(69)	(2)
Total other movements	—	46	(69)	—	—	(69)	(23)
Balance as of December 31, 2024	20	21,688	(65)	51	(141)	(155)	21,553
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The year ended December 31, 2024 also includes reclassifications to Other reserves related to the transfer of an equity investment to an investment in associated company and the settlement of an equity investment. The year ended December 31, 2023 also includes a reclassification to Other reserves related to the sale of an equity investment.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Twelve months ended December 31
($ millions)	Note	2024	2023

Net income		1,018	974
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	8.1	1,226	1,226
Equity-based compensation expense		150	144
Non-cash change in current and non-current provisions and other non-current liabilities		52	21
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		16	27
Net gain on divestment of product rights	11	(57)	—
Interest expense		192	189
Other financial income & expense		(43)	18
Share of loss from associated companies	12	8	—
Taxes		238	(142)
Interest received		69	33
Interest paid		(182)	(176)
Other financial payments		(8)	(7)
Taxes paid		(326)	(255)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		2,353	2,052
Net payments out of provisions and other cash movements in non-current liabilities		(87)	(260)
Change in net current assets and other operating cash flow items	8.2	(189)	(404)
Net cash flows from operating activities		2,077	1,388
Purchase of property, plant & equipment		(473)	(658)
Purchase of intangible assets		(197)	(193)
Purchase of investments in associated companies	12	(159)	(10)
Payments for financial assets		(128)	(233)
Purchase of time deposits	7	(150)	—
Proceeds from financial assets		9	2
Acquisitions of assets, net of cash acquired		—	(2)
Acquisitions of businesses, net of cash acquired	11	(61)	—
Other investing cash flows		(8)	—
Net cash flows used in investing activities		(1,167)	(1,094)
Dividends paid to shareholders of Alcon Inc.	4	(130)	(116)
Repayment of financial debts		(47)	(34)
Proceeds from financial debts, net of issuance costs		59	69
Other net changes in financial debts		(66)	37
Lease payments		(83)	(79)
Payment of withholding taxes related to equity-based compensation		(47)	(49)
Other financing cash flows		(8)	(39)
Net cash flows used in financing activities		(322)	(211)
Effect of exchange rate changes on cash and cash equivalents		(6)	31
Net change in cash and cash equivalents		582	114
Cash and cash equivalents at January 1		1,094	980
Cash and cash equivalents at December 31		1,676	1,094
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2024 Consolidated Financial Statements in the Company’s 2024 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements as of December 31, 2024 and 2023 and for the years then ended are derived from and should be read in conjunction with the annual Consolidated Financial Statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired in-process research & development ("IPR&D") projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Time deposits
The accounting policies were expanded in 2024 to include Time deposits, as follows:
Time deposits are financial instruments recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Time deposits with a maturity date greater than three months but less than twelve months are reported in the Consolidated Balance Sheet in Time deposits in current assets. Time deposits with a maturity date greater than twelve months are reported in Financial assets in non-current assets. Interest income is recognized in Other financial income & expense in the Consolidated Income Statement.

New standards and interpretations recently adopted
Effective January 1, 2024, Alcon adopted Amendments to International Accounting Standards 1 ("IAS 1"), Presentation of Financial Statements, which clarified the criteria used in determining the classification on the balance sheet of a liability as non-current where an entity has the right to postpone settlement of the liability for at least twelve months after the reporting date. Upon adoption of the amendment, current financial debts of $82 million for which Alcon has a right to roll over for at least twelve months after the December 31, 2023 balance sheet date were retrospectively reclassified to non-current financial debts.
In July 2024, the IASB approved an International Financial Reporting Interpretations Committee ("IFRIC") agenda decision, Disclosure of Revenues and Expenses for Reportable Segments, related to application of the requirements in IFRS 8, Operating Segments, to disclose specified amounts related to segment profit or loss for each reportable segment. Upon adoption of this IFRIC agenda decision, Alcon has added incremental disclosures related to reportable segments in Note 4 to the Consolidated Financial Statements in the Form 20-F and in Note 3.
New standards and interpretations not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring defined subtotals in the Consolidated Income Statement, requiring disclosure of management-defined performance measures and adding new principles for aggregation and disaggregation of information. Alcon is currently evaluating the impact of this standard on its Consolidated Financial Statements.
Other than previously described, as of December 31, 2024 there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Significant transactions
Significant transactions in 2024
Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension Therapeutics (Hong Kong) Limited (“Ocumension”) to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension. Alcon will also receive royalties and defined AR-15512 sales milestones. Refer to Note 11 for additional information.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN") as provided under the Agreement and Plan of Merger ("Agreement"). This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The total purchase consideration amounted to $92 million, including $20 million of previously-held fair value through other comprehensive income ("FVOCI") financial investments in BELKIN. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Refer to Note 11 for additional information and final PPA.
Significant transactions in 2023
There were no significant transactions during 2023.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments based on net sales and segment contribution, which is the single measure of segment profitability.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Surgical
Implantables	456	438	1,775	1,703
Consumables	738	688	2,861	2,719
Equipment/other	229	226	886	892
Total Surgical net sales	1,423	1,352	5,522	5,314
Vision Care
Contact lenses	638	579	2,609	2,400
Ocular health	416	401	1,705	1,656
Total Vision Care net sales	1,054	980	4,314	4,056
Total net sales	2,477	2,332	9,836	9,370
Surgical other revenues	4	—	4	—
Vision Care other revenues	21	20	71	85
Total other revenues	25	20	75	85
Total net sales and other revenues	2,502	2,352	9,911	9,455
Segment contribution and reconciliation to income before taxes
The below tables summarize segment contribution, including material items of income and expense as required by IFRS 8, Operating Segments, and the associated IFRIC agenda decision published in July 2024. The below tables also include a reconciliation of segment contribution to Income before taxes.

	Surgical		Vision Care		Not allocated to segments		Total
	Three months ended December 31		Three months ended December 31		Three months ended December 31		Three months ended December 31
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net sales	1,423	1,352	1,054	980	—	—	2,477	2,332
Other revenues	4	—	21	20	—	—	25	20
Cost of net sales	(540)	(504)	(374)	(377)	(179)	(168)	(1,093)	(1,049)
Cost of other revenues	(4)	—	(20)	(13)	—	—	(24)	(13)
Selling, general & administration	(379)	(374)	(342)	(349)	(81)	(71)	(802)	(794)
Research & development	(157)	(130)	(79)	(73)	4	(5)	(232)	(208)
Other income	—	—	—	—	61	6	61	6
Other expense	—	—	—	—	(17)	(86)	(17)	(86)
Segment contribution and Operating income	347	344	260	188	(212)	(324)	395	208
Interest expense					(48)	(47)	(48)	(47)
Other financial income & expense					9	7	9	7
Share of (loss) from associated companies					(7)	—	(7)	—
Income before taxes							349	168

	Surgical		Vision Care		Not allocated to segments		Total
	Twelve months ended December 31		Twelve months ended December 31		Twelve months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net sales	5,522	5,314	4,314	4,056	—	—	9,836	9,370
Other revenues	4	—	71	85	—	—	75	85
Cost of net sales	(2,014)	(1,898)	(1,605)	(1,535)	(709)	(708)	(4,328)	(4,141)
Cost of other revenues	(4)	—	(67)	(67)	—	—	(71)	(67)
Selling, general & administration	(1,461)	(1,435)	(1,467)	(1,473)	(322)	(301)	(3,250)	(3,209)
Research & development	(580)	(527)	(284)	(289)	(12)	(12)	(876)	(828)
Other income	—	—	—	—	77	80	77	80
Other expense	—	—	—	—	(50)	(251)	(50)	(251)
Segment contribution and Operating income	1,467	1,454	962	777	(1,016)	(1,192)	1,413	1,039
Interest expense					(192)	(189)	(192)	(189)
Other financial income & expense					43	(18)	43	(18)
Share of (loss) from associated companies					(8)	—	(8)	—
Income before taxes							1,256	832
Net sales by region(1)

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2024		2023		2024		2023
United States	1,109	45%	1,067	46%	4,511	46%	4,312	46%
International	1,368	55%	1,265	54%	5,325	54%	5,058	54%
Net sales	2,477	100%	2,332	100%	9,836	100%	9,370	100%
(1)     Net sales by location of third-party customer.

4. Dividends and earnings per share
Dividends
On February 27, 2024, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.24 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 8, 2024 and paid in May 2024 for an amount of $130 million.
On February 27, 2023, the Board proposed a dividend of CHF 0.21 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 5, 2023 and paid in May 2023 for an amount of $116 million.
Earnings per share
As of December 31, 2024, there were 494.6 million outstanding common shares, after the delivery of 1.4 million net shares vesting under the equity incentive programs during the twelve months ended December 31, 2024.
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the three and twelve months ended December 31, 2024, the weighted average number of shares outstanding was 494.7 million and 494.4 million, respectively. For the three and twelve months ended December 31, 2023, the weighted average number of shares outstanding was 493.3 million and 493.0 million, respectively.

The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 9. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and twelve months ended December 31, 2024, the weighted average diluted number of shares outstanding was 498.1 million and 497.5 million, respectively, which includes the potential conversion of 3.4 million and 3.1 million unvested equity-based awards, respectively. For the three and twelve months ended December 31, 2023, the weighted average diluted number of shares outstanding was 496.4 million and 496.5 million, respectively, which includes the potential conversion of 3.1 million and 3.5 million unvested equity-based awards, respectively.

5. Intangible assets other than goodwill
Intangible asset impairment charges
There were no impairment charges during the three months ended December 31, 2024. Impairment charges during the twelve months ended December 31, 2024 amounted to $9 million recognized in Research & development in the Condensed Consolidated Income Statement during the second quarter due to the full impairment of an acquired IPR&D cash generating unit in the Surgical reportable segment due to discontinuation of the project. There were no impairment charges during the three or twelve months ended December 31, 2023.

6. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2024 and December 31, 2023.

($ millions)	December 31, 2024	December 31, 2023
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025(1)	—	110
2.750% Series 2026 Notes	499	498
2.375% Series 2028 Notes	517	549
3.000% Series 2029 Notes	995	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	694	693
3.800% Series 2049 Notes	495	494
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2029	—	—
Total non-current financial debts	4,538	4,676

Current financial debts
Local facilities, floating rate:
Japan(1)	26	—
All others	67	48
Other short-term financial debts, floating rate	8	5
Derivatives	4	10
Total current financial debts	105	63
Total financial debts	4,643	4,739
(1)     As described in Note 1, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of financial debts of $82 million from current to non-current.

Interest expense recognized for Financial debts, excluding lease liabilities, was $41 million and $165 million for the three and twelve months ended December 31, 2024, respectively, and $41 million and $162 million for the three and twelve months ended December 31, 2023, respectively.
Revolving credit facility
In the third quarter of 2024, Alcon Inc. exercised its option to extend the maturity of the Revolving Credit Facility for an additional year to October 2029. The $1.32 billion Revolving Credit Facility remained undrawn as of December 31, 2024.

7. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities in public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds and equity securities in public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Investments in money market funds are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. Fair value measurements classified as Level 3 are performed primarily using the income approach or market approach. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at FVOCI, fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023.

	December 31, 2024				December 31, 2023
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	81	—	201	282	—	—	147	147
Long-term financial investments measured at FVPL	—	—	1	1	—	—	1	1
Deferred compensation assets(2)	180	—	—	180	163	—	—	163
Non-current financial assets at fair value	261	—	202	463	163	—	148	311
Current financial assets
Money market funds	432	—	—	432	84	—	—	84
Current portion of long-term financial investments measured at FVPL(3)	—	—	1	1	—	—	7	7
Derivative financial instruments(3)	—	12	—	12	—	2	—	2
Current financial assets at fair value	432	12	1	445	84	2	7	93
Financial assets at fair value	693	12	203	908	247	2	155	404

Financial liabilities
Contingent consideration liabilities	—	—	(96)	(96)	—	—	(90)	(90)
Derivative financial instruments	—	(4)	—	(4)	—	(10)	—	(10)
Financial liabilities at fair value	—	(4)	(96)	(100)	—	(10)	(90)	(100)
(1)    Includes $11 million of Long-term convertible notes due from associated companies as of December 31, 2024 and December 31, 2023.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the twelve months ended December 31, 2024.
The carrying amount is a reasonable approximation of fair value for all other financial instruments as of December 31, 2024 and December 31, 2023, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes") recorded in Non-current financial debt. As of December 31, 2024, the Notes had a fair value of $4,240 million and a carrying value of $4,538 million. As of December 31, 2023, the Notes had a fair value of $4,347 million and a carrying value of $4,566 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2024	2023	2024	2023
Balance as of January 1	147	88	8	20
Additions	116	67	—	13
Net gains/(losses) recognized in Consolidated Statement of Comprehensive Income	90	(2)	—	—
Net gains/(losses) recognized in Consolidated Income Statement	—	—	2	(5)
Amortization	—	—	(3)	(5)
Transfer to Other non-current assets	(132)	—	—	—
Settlements	(20)	(6)	(5)	(15)
Balance as of December 31	201	147	2	8
During the current year period, net gains recognized for Level 3 Long-term financial investments measured at FVOCI primarily relate to a fair value adjustment in the third quarter for an equity interest in a private company. The fair value of the equity interest was determined using the market approach with Level 3 inputs that are not readily observable, primarily prices for similar securities of the same company. During the fourth quarter of 2024, Alcon acquired additional equity interest in that company and classified the investment as an associated company, which is accounted for using the equity method as Alcon is considered to have significant influence. The investment was transferred to Investments in associated companies within "Other non-current assets".
If the pricing parameters for the Level 3 inputs were to change for Long-term financial investments measured at FVOCI and Financial investments measured at FVPL by 10% positively or negatively, this would change the amount recorded in the December 31, 2024 Consolidated Statement of Comprehensive Income by $20 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2024	2023
Balance as of January 1	(90)	(98)
Additions	(6)	—
Accretion for passage of time	(7)	(9)
Adjustments for changes in assumptions	7	17
Balance as of December 31	(96)	(90)
Additions to contingent consideration liabilities in the current year period relate to the BELKIN acquisition. Refer to Note 11 for additional information.
Changes in contingent consideration liabilities in the current year include fair value adjustments for changes in assumptions of $7 million, primarily due to revised expectations for timing of settlement for development and commercial milestones. As of December 31, 2024, the probability of success for various development and commercial milestones ranges from 0% to 55% and the maximum remaining potential payments related to contingent consideration from business combinations is $780 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included fair value adjustments for changes in assumptions of $17 million, primarily due to revised expectations for timing of settlement and probability of success for development and commercial milestones.

Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2029 through 2036 for contingent consideration obligations as of December 31, 2024.
Time deposits
During 2024, Alcon purchased time deposits of $150 million with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $153 million as of December 31, 2024.
Long-term note receivable and other financial assets measured at amortized cost
As described in Note 17 to the Consolidated Financial Statements in the Form 20-F, on May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”) resulting in financial assets which Alcon concluded were originated credit-impaired. The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $176 million as of December 31, 2024, including a non-current portion of $175 million in Financial assets and a current portion of $1 million in Other current assets. As of December 31, 2024, in accordance with the terms of the Pledge and Security agreement (“security agreement”), the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $320 million. The estimated amount of collateral decreased approximately 15% from December 31, 2023 based on updated forecasts reflecting recent market data and discounted cash flow analysis. There have been no significant changes in the quality of the collateral, the terms of the signed security agreement or the credit monitoring procedures described in Note 17 to the Consolidated Financial Statements in the Form 20-F. In addition, as of December 31, 2024, Alcon assessed there was no lifetime expected credit loss due to the value of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of December 31, 2024 and December 31, 2023.

($ millions)	December 31, 2024	December 31, 2023
Unrealized gains in Other current assets	12	2
Unrealized losses in Current financial debts	(4)	(10)
Net value of unsettled positions for derivatives contracts	8	(8)
There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2024 or December 31, 2023.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.

8. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
8.1     Depreciation, amortization, impairments and fair value adjustments

	Twelve months ended December 31
($ millions)	2024	2023

Property, plant & equipment	393	385
Right-of-use assets	83	91
Intangible assets	752	745
Financial assets	—	7
Other non-current assets	(2)	(2)
Total	1,226	1,226
8.2     Change in net current assets and other operating cash flow items

	Twelve months ended December 31
($ millions)	2024	2023

(Increase) in inventories	(47)	(271)
(Increase) in trade receivables	(55)	(110)
(Decrease) in trade payables	(15)	(51)
Net change in other operating assets	(28)	(23)
Net change in other operating liabilities	(44)	51
Total	(189)	(404)

9. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the twelve months ended December 31, 2024 and 2023:

	Twelve months ended December 31
(shares in millions) (1)	2024	2023
Unvested at January 1	4.9	4.8
Granted	2.3	2.3
Vested	(1.9)	(2.0)
Forfeited	(0.2)	(0.2)
Unvested at December 31	5.2	4.9
(1) Totals may not sum due to rounding

10. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, mergers and acquisitions, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977, as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 25, 2025 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party and should be read in conjunction with Note 18 to the Consolidated Financial Statements in the Form 20-F.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates (collectively, "Hoya") filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. On January 11, 2024, the court granted Alcon’s motion for summary judgment of non-infringement with respect to three of the six asserted patents and certain claims of the other three asserted patents, and also granted Alcon’s motion for summary judgment with respect to Hoya’s claim that Alcon’s alleged infringement was willful. This matter was fully and finally resolved prior to the trial scheduled to begin on February 20, 2024.
Hatch-Waxman patent litigation
From time to time, Alcon is a party to certain patent infringement proceedings in the US in connection with Notices of Paragraph IV Certification under the Hatch-Waxman Act received from third-party generic manufacturers respecting their applications for generic versions of certain products sold by or on behalf of Alcon, including Simbrinza, Pataday, Rhopressa and Rocklatan, or other similar suits.
During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserted two patents, automatically stayed FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter (or earlier if the court rendered a decision adverse to Alcon). In August 2024, the court granted in part the generic drug company defendants’ motion for summary judgment of non-infringement of the asserted patents. A trial on the remaining patent claims was held on October 21, 2024 through October 23, 2024. On February 5, 2025, the Court issued Findings of Fact and Conclusions of Law concerning the patent claims, and the defenses to those claims, that were the subject of the trial. The Court ruled that Alcon did not prove by a preponderance of the evidence that the defendant’s proposed generic version of Simbrinza infringed the patent claims asserted at the trial. The Court also ruled that the generic drug company defendant did not prove by clear and convincing evidence that those patent claims were invalid. Alcon intends to appeal the Court’s February 5, 2025 ruling of non-infringement as well as certain other of the Court’s prior rulings.
On January 31, 2022, prior to Alcon's acquisition of Aerie, Aerie received three Paragraph IV Certification Letters under the Hatch-Waxman Act notifying Aerie that three generic drug companies had filed applications to the FDA seeking pre-patent expiry approval to sell generic versions of Rhopressa and/or Rocklatan. On March 14, 2022, Aerie filed patent infringement lawsuits in the US District Court for the District of New Jersey against those generic drug companies. These lawsuits automatically stayed FDA approval of the generic drug applications for up to 30 months from receipt of the respective Paragraph IV Certification Letters (or earlier if a court rendered a decision adverse to Alcon). The lawsuits were consolidated into a single case. During 2024, Alcon fully and finally resolved the patent infringement claims brought against the defendants.
Civil Investigative Demand
In July 2024, Alcon received a Civil Investigative Demand from the US Department of Justice (“DoJ”) in connection with a civil investigation under the False Claims Act relating to discounts on surgical equipment servicing contracts. Alcon is cooperating with the DoJ.

Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

11. Acquisitions, divestment of product rights and out-licensing
Acquisitions of businesses
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN as provided under the Agreement. This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. The total purchase consideration amounted to $92 million, including $20 million of previously-held FVOCI financial investments in BELKIN. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Additional cash of $1 million was paid during the fourth quarter of 2024 and classified as a financing activity within the Condensed Consolidated Statement of Cash Flows.
Under the Agreement, there are additional amounts, up to $385 million, to be potentially paid upon achievement of certain commercial milestones if annual sales exceed defined targets within defined periods after closing. The contingent consideration recognized during the third quarter of 2024 totaled $6 million, which represents its fair value (Level 3) at the acquisition date.
The below table summarizes the PPA for the BELKIN business combination which was finalized in the third quarter of 2024.

($ millions)	Final PPA
Property, plant and equipment	1
Currently marketed products	75
Deferred tax assets	6
Inventories	3
Cash and cash equivalents	3
Other current assets	2
Deferred tax liabilities	(17)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	72
Goodwill	20
Total purchase consideration	92
Acquired liquidity	(3)
Net assets recognized as a result of business combinations	89

Purchase consideration
Cash paid at closing	64
Cash expected to be paid after closing	2
Previously-held FVOCI financial investments	20
Contingent consideration	6
Total purchase consideration	92
The goodwill is primarily attributable to buyer-specific synergies and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the Condensed Consolidated Income Statement and were reported in operating cash flows in the Condensed Consolidated Statement of Cash Flows.

Pro forma financial information is not presented for the BELKIN business acquisition as it is not material to the Consolidated Financial Statements.
Post-acquisition net sales and net loss attributable to BELKIN
For the period from the date of the BELKIN acquisition, July 1, 2024, through December 31, 2024, the acquired business increased Alcon's Net sales by $1 million and reduced Alcon's Net income by $4 million.
Vision care - Acquisition of Aerie Pharmaceuticals, Inc.
Post-acquisition contingent liability release
The business acquisition of Aerie Pharmaceuticals, Inc. on November 21, 2022 resulted in the recognition of a contingent liability of $58 million in Provisions and other non-current liabilities related to uncertainty associated with potential contractual payment obligations tied to the assertion of certain third party patents in certain markets. During the third quarter of 2023, the contingent liability of $58 million was released and recognized in Other income following the resolution of the uncertainty.
Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension, which Alcon is holding as a strategic investment and was designated at the closing date as Financial assets valued at FVOCI (Level 1). Related transaction costs of $2 million were also capitalized. Alcon will also receive royalties and defined AR-15512 sales milestones. There are additional amounts, up to $50 million, to be potentially received upon achievement of certain commercial milestones.
With the exception of Systane Ultra, the transaction was accounted for during the fourth quarter of 2024 as a divestment of product rights resulting in a net gain of approximately $57 million recognized in Other income in the Condensed Consolidated Income Statement. The net carrying value of the divested rights in China was approximately $2 million.
For Systane Ultra, the transaction will be accounted for as a supply agreement over the 15-year licensing term. The current and non-current portions of the up-front consideration allocated to the supply agreement, which amounted to $2 million and $54 million, respectively, were recorded as deferred income on the Condensed Consolidated Balance Sheet and will be recognized as Other revenues over the licensing term. Royalty revenues will be recognized in Other revenues in the Condensed Consolidated Income Statement as they are earned.

12. Related parties transactions
Investments in associated companies
As of December 31, 2024, Alcon holds voting interests of approximately 40.3%, 20.0% and 8.8% in three associated companies which are accounted for using the equity method as Alcon is considered to have significant influence. The below table summarizes activity related to investments in associated companies for the years ended December 31, 2024 and 2023.

	Investments in associated companies
($ millions)	2024	2023
Balance as of January 1	10	—
Purchases	159	10
Transfer from Financial assets	132	—
Share of (loss) from associated companies recognized in Consolidated Income Statement	(8)	—
Balance as of December 31	293	10
Long-term convertible notes due from associated companies included in Financial assets on the Condensed Consolidated Balance Sheet amounted to $11 million as of December 31, 2024 and December 31, 2023.
Other payments and payables to associated companies in 2024 amounted to $2 million primarily for research and development costs. Other payments to associated companies in 2023 amounted to $3 million to extend the duration of an option to acquire certain exclusive commercialization rights.
13. Subsequent events
On February 14, 2025, Alcon entered into a stock purchase agreement with an existing shareholder of an associated company to purchase their equity interest. The transaction is subject to customary closing conditions and is expected to give Alcon greater than a 50% equity interest in the associated company at closing. The resulting accounting treatment is under assessment as of February 25, 2025.
On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. The shares to be acquired will be held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period, but may be suspended or discontinued at any time.
On February 25, 2025, the Board approved the proposal to submit the 2024 financial statements of Alcon Inc. and Alcon's Consolidated Financial Statements for approval at the Annual General Meeting on May 6, 2025 and authorized these unaudited Condensed Consolidated Interim Financial Statements for release. Additionally on February 25, 2025, the Board proposed a dividend of CHF 0.28 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $155 million using the CHF/USD exchange rate as of February 17, 2025.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended December 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Divestment of product rights(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,385	167	—	—	1,552
Operating income	395	169	(57)	(9)	498
Income before taxes	349	169	(57)	(9)	452
Taxes(6)	(65)	(30)	2	—	(93)
Net income	284	139	(55)	(9)	359
Basic earnings per share ($)	0.57				0.73
Diluted earnings per share ($)	0.57				0.72
Basic - weighted average shares outstanding (millions)(7)	494.7				494.7
Diluted - weighted average shares outstanding (millions)(7)	498.1				498.1
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,290	164	—	(6)	1,448
Operating income	208	167	57	8	440
Income before taxes	168	167	57	8	400
Taxes(6)	259	(30)	(12)	(272)	(55)
Net income	427	137	45	(264)	345
Basic earnings per share ($)	0.87				0.70
Diluted earnings per share ($)	0.86				0.70
Basic - weighted average shares outstanding (millions)(7)	493.3				493.3
Diluted - weighted average shares outstanding (millions)(7)	496.4				496.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Twelve months ended December 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Divestment of product rights(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	5,512	662	—	—	3	6,177
Operating income	1,413	667	9	(57)	(5)	2,027
Income before taxes	1,256	667	9	(57)	(5)	1,870
Taxes(6)	(238)	(119)	—	2	—	(355)
Net income	1,018	548	9	(55)	(5)	1,515
Basic earnings per share ($)	2.06					3.06
Diluted earnings per share ($)	2.05					3.05
Basic - weighted average shares outstanding (millions)(7)	494.4					494.4
Diluted - weighted average shares outstanding (millions)(7)	497.5					497.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Twelve months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	5,247	663	—	7	5,917
Operating income	1,039	675	139	(4)	1,849
Income before taxes	832	675	139	(4)	1,642
Taxes(6)	142	(121)	(26)	(277)	(282)
Net income	974	554	113	(281)	1,360
Basic earnings per share ($)	1.98				2.76
Diluted earnings per share ($)	1.96				2.74
Basic - weighted average shares outstanding (millions)(7)	493.0				493.0
Diluted - weighted average shares outstanding (millions)(7)	496.5				496.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)    Includes recurring amortization for all intangible assets other than software.
(2)    Includes impairment charges related to intangible assets.
(3)    For the three and twelve months ended December 31, 2024, includes a net gain related to the divestment of certain product rights in China.
(4)    Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(5)    For the three months ended December 31, 2024, Operating income primarily includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of option rights.
For the three months ended December 31, 2023, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes integration related expenses for an acquisition and the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the twelve months ended December 31, 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets, partially offset by the amortization of option rights.
For the twelve months ended December 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes the release of a contingent liability related to an acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for an acquisition, the amortization of option rights and fair value adjustments of financial assets.
(6)    For the three months ended December 31, 2024, tax associated with operating income core adjustments of $103 million totaled $28 million with an average tax rate of 27.2%.
For the three months ended December 31, 2023, total tax adjustments of $314 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $232 million totaled $45 million with an average tax rate of 19.4%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
For the twelve months ended December 31, 2024, tax associated with operating income core adjustments of $614 million totaled $117 million with an average tax rate of 19.1%.
For the twelve months ended December 31, 2023, total tax adjustments of $424 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $810 million totaled $155 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
(7)    Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023

Net income	284	427	1,018	974
Taxes	65	(259)	238	(142)
Depreciation of property, plant & equipment	100	102	392	385
Depreciation of right-of-use assets	21	26	83	91
Amortization of intangible assets	188	184	743	745
Impairments of property, plant & equipment and intangible assets	1	—	10	—
Interest expense	48	47	192	189
Other financial income & expense	(9)	(7)	(43)	18
EBITDA	698	520	2,633	2,260

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Twelve months ended December 31
($ millions)	2024	2023

Net cash flows from operating activities	2,077	1,388
Net cash flows used in investing activities	(1,167)	(1,094)
Net cash flows used in financing activities	(322)	(211)
Effect of exchange rate changes on cash and cash equivalents	(6)	31
Net change in cash and cash equivalents	582	114
Change in derivative financial instrument assets	10	(6)
Change in time deposits with original maturity greater than three months	153	—
Change in current and non-current financial debts	96	(91)
Change in net (debt)	841	17
Net (debt) at January 1	(3,643)	(3,660)
Net (debt) at December 31	(2,802)	(3,643)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At December 31, 2024	At December 31, 2023

Current financial debt	(105)	(63)
Non-current financial debt	(4,538)	(4,676)
Total financial debt	(4,643)	(4,739)

Less liquidity:
Cash and cash equivalents	1,676	1,094
Time deposits with original maturity greater than three months	153	—
Derivative financial instruments	12	2
Total liquidity	1,841	1,096
Net (debt)	(2,802)	(3,643)
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the twelve months ended December 31, 2024 and 2023, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2024	2023

Net cash flows from operating activities	2,077	1,388
Purchase of property, plant & equipment	(473)	(658)
Free cash flow	1,604	730

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; our ability to effectively manage the risks associated with the ethical use of disruptive technologies; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; the increasingly challenging economic, political and legal environment in China; terrorism, war and other resulting events such as economic sanctions and trade restrictions; our ability to manage the risks associated with operating as a third party contract manufacturer; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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